Mail Stop 4561

August 21, 2007

By U.S. Mail and facsimile to (203) 845-5304

David R. Carlucci, Chief Executive Officer
IMS Health Incorporated
901 Main Avenue
Norwalk, CT 06851

> **Re: IMS Health Incorporated**
> **Definitive 14A**
> **Filed March 29, 2007**
> **File No. 001-14049**

Dear Mr. Carlucci:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 22

1. Please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. From a general standpoint, it appears that the Committee relies heavily upon the extent to which compensation of your named executive officers compares to the companies against which you benchmark total direct compensation. Yet your disclosure also indicates that you base compensation decisions on achievement of business objectives, individual performance, and other internal and external factors, but it is unclear how the Committee considered these factors in ultimately approving particular pieces of each named executive officers' compensation package or why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered. Ensure that your Compensation Discussion and Analysis explains and places in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated awards.

2. Please expand your disclosure to include a materially complete discussion of perquisites, which appear to comprise a significant element of your compensation program.

3. Provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis.

4. With respect to the engagement of Steven Hall & Partners, please provide the full disclosure required by Item 407(e)(3)(iii) of Regulation S-K. Disclose whether the Committee directly engages the consultant and provide a description of the nature and scope of its assignment or the material elements of the instructions or directions given to the consultant with respect to the performance of its duties under the engagement.

Potential Payouts Upon Termination or Change-in-Control, page 54

5. Revise the disclosure in your Compensation Discussion and Analysis to give appropriate consideration to why Mr. Carlucci's potential payouts are

significantly higher than the other named executive officers and why you structured his arrangements so as to provide such disparate payments. Also discuss the rationale for decisions made in connection with these arrangements and how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

Please respond to our comments by September 21, 2007 or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3397 with any questions.

Sincerely,

Jay E. Ingram
Attorney Advisor